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                             [CHICAGO RIVET LOGOS]
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To Our Shareholders:

  The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 2002 and 2001 are summarized below.

  Results for the first quarter were mixed. We are pleased to report that net income for the current quarter improved dramatically compared to the results posted in the first quarter of 2001. The improvement in net income is primarily attributable to the cumulative success of a variety of cost control measures that have been implemented over the past year in response to the prevailing market conditions. The success of these efforts is readily apparent in comparisons of the most recent quarter with the year earlier quarter. Margins were further improved due to lower tooling costs, as well as reductions in heating costs. These changes resulted in an overall 14% increase in gross profit compared with the first quarter of 2001. In addition, results for the current quarter also reflect reductions in selling and administrative expenses and a $46,000 reduction in net interest expense.

  While there have been reports that the recession has ended, we have yet to see tangible evidence of a widespread recovery. Revenues from the fastener segment improved approximately 4% compared to the first quarter of 2001, but the improvement has been limited to a few customers, rather than a broadly based one that would indicate a significant change in business prospects. The increase in fastener segment revenues was more than offset by a 22% decline in revenues within the assembly equipment segment, where spending continues to be restrained. Overall, compared to the first quarter of 2001, revenues declined by 1.7% to $10,452,326. The rather disappointing performance with respect to revenues tempers our enthusiasm over an otherwise strong quarterly performance.

  Our markets remain extremely competitive and our customers continue to press for price reductions. These conditions are not expected to change in the near term and will continue to exert pressure on our margins. In response, we plan to continue emphasizing cost controls and to continue our efforts to solicit new and profitable business from existing customers as well as from new customers.

                              Respectfully yours,

     John A. Morrissey             John C. Osterman
     John A. Morrissey             John C. Osterman
          Chairman                    President

May 3, 2002

  The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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                          CHICAGO RIVET & MACHINE CO.
                 SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                      FOR THE THREE MONTHS ENDED MARCH 31

                                                                 2002          2001
                                                              -----------   -----------
Net sales and lease revenue.................................  $10,452,326   $10,627,831
Income before taxes.........................................      947,116       513,241
Net income..................................................      625,116       339,241
Net income per share........................................          .65           .35
Average shares outstanding..................................      967,132       967,132

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                    (All figures subject to year end audit)